Exhibit 99.4(i)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY    P. O.  BOX  1928    BIRMINGHAM,  ALABAMA 35282-8238

ANNUITIZATION BONUS ENDORSEMENT

We are amending the Contract to which this endorsement is attached as described below:

1.  The following statement is added to your Contract:

Bonus — This Contract provides a Bonus. The Bonus will be credited by us in a nondiscriminatory manner and consistent with New York law.

2.  The following provision is added to the “ANNUITIZATION” section of your Contract:

Annuitization Bonus — If the Annuity Commencement Date is on or after the 10th Contract Anniversary, and if you select Annuity Option B with a certain period of not less than 10 years, we will add an annuitization bonus to the amount we apply to the Annuity Option.   The annuitization bonus will equal 2% of the Contract Value to be applied to the Annuity Option and will be calculated as of the Valuation Period that contains the Annuity Commencement Date.

3.  The  last  sentence  of  the  provision  entitled  “Guaranteed  Purchase  Rates”  in  the

“ANNUITIZATION” section of your Contract is deleted and replaced by the sentence below:

Annuity benefits available on the Annuity Commencement Date will not be less than those provided by the application of an equivalent amount (including the effect of any annuitization bonus) to the purchase of a single premium immediate annuity contract offered by us on the Annuity Commencement Date to the same class of Annuitants for the same Annuity Option.

Signed for the Company and made a part of the Contract as of the Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

AF-2142	1/08

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